Contact

www.linkedin.com/in/brian-williams-9338b4ba (LinkedIn)

Top Skills

Leadership
Microsoft Office
Program Management

Certifications

Airframe & Powerplant

Brian Williams

Senior Operations Manager at Amazon
Powder Springs, Georgia, United States

Summary

Highly accomplished and self-reliant leader with more than 15 years of leadership and mechanical knowledge. Extensive experience in strategic planning, business operations and management, and aviation and logistics management. Proven ability in reorganizing, streamlining and strengthening logistical operations to maximize performance and profitability. In depth understanding of airport and airline operational complexities. Known for excellent time management capabilities, communication and customer handling skills. An exceptional leader with immense knowledge of production, airplanes, logistics and quality operations. Extraordinary capability in building key relationships at all levels within an organization.

Experience

Amazon

Senior Operations Manager
June 2022 - Present (9 months)

Lockheed Martin

11 years 8 months

Multi Functional Manufacturing Manager F-35
March 2019 - July 2022 (3 years 5 months)

Multi-Functional Manufacturing Supervisor
November 2015 - March 2019 (3 years 5 months)
Marietta, GA

Currently supervising a crew of 3 leads and 23 employees to ensure a successful re-start of the P3 wing assembly program by optimizing production plans to meet program goals. Responsible for maintaining cost and schedule to meet the program's financial, quality, safety and delivery objectives.

Senior Structural Assembler
December 2010 - November 2015 (5 years)

Expertly inspect quality of structural supports, hydraulic lines, and electrical resistance. Accountable for identifying, recording, and reporting quality defects. In charge of performing mechanic verification of the in-flight refueling plumbing team simultaneously ensure all installations are according to blueprint specifications and confirming that there are zero non-conformance issues. Worked closely with the Corrective Action Department to implement any changes deem necessary. Involved with the manufacturing and installation of C-130 wing, Nacelle Ribs, Stringers, Leading Edges
Key Achievements:
Efficiently produced 7 engineering changes that resulted in a reduction of 165 hours of the build cycle that total $37,950 per aircraft.
5 Years' broad experience of operating under AS9100C Aerospace Quality Standards.
Successfully preserved superior quality on the C-130J manufacturing line by leading the team that installs the aircraft plumbing that allows smooth in-flight refueling.

Walgreens
Assistant Manager
August 1999 - June 2010 (10 years 11 months)

: Competently supervised, motivated, coached and evaluated employees concurrently facilitated effective staff training sessions. Planned and coordinated daily workflow and delegated work assignments. Provided quality customer services and support.
Key Achievements:
Skillfully led staff meetings, implemented policies and oversaw the store's financial activities.
Proficiently handled the day-to-day operational and business support activities of the store

Education

Embry-Riddle Aeronautical University
Master's degree, Logistics, Materials, and Supply Chain Management Minor in Transportation · (2014 - 2015)

Embry-Riddle Aeronautical University
Bachelor of Applied Science (B.A.Sc.), Aviation Maintenance Management · (2011 - 2013)

Spartan College of Aeronautics and Technology

Technical Certification, Aviation Maintenance Technology/Technician · (2009 - 2010)